FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 30, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X___	Form 40-F__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce additional assay results from rock samples collected during a first-pass reconnaissance exploration of airborne anomalies on its 100%-owned In Gall and Irhazer uranium properties in Niger.  Findings reveal the highest levels of uranium mineralization discovered on the properties to date, with values of up to 0.18% U3O8.  In addition, several samples exceeded the 0.24% U3O8 detection limit in tests that are commonly used to analyze samples from Niger.  The above-limit samples have been scheduled for further analysis using a technique that can accurately measure higher uranium values.

“The initial rock sample results, which we reported in early March, confirmed uranium mineralization in one highly prospective area.  These new findings include even greater uranium values from a new discovery zone that is situated 4.0 miles (6.3 kilometers) east of the original area of mineralization,” said Marek J. Kreczmer, President and CEO of Northwestern.  “Based on results to date, we believe that these two areas are part of a larger mineralized system.”

The new discovery, called the Bingo zone, is associated with a radioactive structural dome that is geologically similar to others that have been proven to host uranium mineralization in Niger.  It is favorably located on a fault that contains uranium deposits along strike elsewhere in the district.

Results

Assay results from 16 surface rock chip samples, which were collected from outcrops covering a large area during a first-pass reconnaissance exploration of anomalies identified during an earlier airborne survey, reveal uranium values of up to 0.18% U3O8.  Details of the 10 assays that returned values above 0.09% U3O8  are provided in the table below.

Sample ID	Scintillometer Intensity (cps)	Uranium (U_IMS40B) (ppm)	U3O8 (ppm)	U3O8 (%)
ING-A10-001	8000	>2000	>2358	>0.24
ING-A10-002	37000	>2000	>2358	>0.24
ING-A10-003	17000	>2000	>2358	>0.24
TNX_002	26000	>2000	>2358	>0.24
TNX_004	350	>2000	>2358	>0.24
FAX_001	>9999	1555	1833	0.18
IRZ-A07-001	3750	1109	1308	0.13
TNX_001	6993	1018	1200	0.12
AZX_100	3600	760	904.8	0.09
ING-A16-001	3000	757	893	0.09

Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Findings from the re-analysis of over-limit samples will be announced once they have been received.  SGS Lakefield Research Africa has advised Northwestern that the expected minimum turnaround time for these results is 5-6 weeks.  As such, results are not expected until June at the earliest.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production.  Niger currently ranks as one of the world’s top producers of uranium.

With excellent results from rock sampling, reconnaissance exploration and an airborne survey, Northwestern anticipates the commencement of drilling before the rainy season.  The drill remains en route to Africa from France, having been delayed because of mechanical problems with the ship transporting the equipment.  Northwestern is making arrangements to have the drill arrive in Niger as quickly as possible.  Drilling is expected to commence as soon as the drill arrives and the company receives permission from the Government of Niger to commence drilling.  Northwestern will provide an update as developments warrant.

Quality Assurance

Fieldwork in Niger is being conducted under the supervision of Abdelkarim Aksar, P.Geo., Northwestern’s Niger Project Manager.  Laboratory analysis was conducted by SGS Lakefield Research Africa by Aqua Regia Digest followed by ICP-OES.  Analysis of all samples is carried out using Standard Reference Materials and a minimum of 10% of samples are analyzed in duplicate.  Re-analysis is being conducted by SGS using borat fusion followed by x-ray fluorescence.  Northwestern and SGS both maintain comprehensive and independent Quality Control/Quality Assurance programs.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By: /s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: April 30, 2007